# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CoreWeave, Inc., CIK 0001769628
CUSIP: 21873S108
Title of class of securities: Class A common stock, $0.000005 par value per share
Address of issuer's principal executive offices: 290 W. MT. PLEASANT AVENUE, SUITE 4100, 290 W. MT. PLEASANT AVENUE, SUITE 4100, LIVINGSTON, New Jersey (NJ), 07039
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001595888-25-000120
Filed by CIK 0001595888

## Reporting persons
- JANE STREET GROUP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 27,598,624; sole dispositive power 0; shared dispositive power 27,598,624; aggregate amount beneficially owned 27,598,624 (6.2% of the class)
- Jane Street Capital, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,713,600; sole dispositive power 0; shared dispositive power 13,713,600; aggregate amount beneficially owned 13,713,600 (3.1% of the class)
- Jane Street Options, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jane Street Global Trading, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 110,485; sole dispositive power 0; shared dispositive power 110,485; aggregate amount beneficially owned 110,485 (0% of the class)
- Jane Street Singapore Pte. Ltd: type of reporting person: other (OO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 9,174,518; sole dispositive power 0; shared dispositive power 9,174,518; aggregate amount beneficially owned 9,174,518 (2.1% of the class)
- Leonard Street Holdings, LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,600,021; sole dispositive power 0; shared dispositive power 4,600,021; aggregate amount beneficially owned 4,600,021 (1% of the class)

## Item 1. Issuer
Name of issuer: CoreWeave, Inc.
Address of issuer's principal executive offices: 290 W. MT. PLEASANT AVENUE, SUITE 4100, 290 W. MT. PLEASANT AVENUE, SUITE 4100, LIVINGSTON, NEW JERSEY, 07039.

## Item 2. Person Filing
Name of person filing:
Jane Street Group, LLC;
Jane Street Capital, LLC;
Jane Street Options, LLC;
Jane Street Global Trading, LLC;
Jane Street Singapore Pte. Limited;
Leonard Street Holdings, LP
Address of principal business office or, if none, residence:
Jane Street Group, LLC
250 Vesey Street 3rd Floor
New York, NY 10281

Jane Street Capital, LLC
250 Vesey Street 3rd Floor
New York, NY 10281

Jane Street Options, LLC;
250 Vesey Street 3rd Floor
New York, NY 10281

Jane Street Global Trading, LLC
250 Vesey Street 3rd Floor
New York, NY 10281

Jane Street Singapore Pte. Limited
2 Central Boulevard, #43-01
IOI Central Boulevard Towers (West Tower)
018916, Singapore

Leonard Street Holdings, LP
250 Vesey Street 3rd Floor
New York, NY 10281
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 27,598,624.00
Percent of class: 6.2%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 27,598,624.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 27,598,624.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Jane Street Capital, LLC
Jane Street Options, LLC
Jane Street Global Trading, LLC
Jane Street Singapore Pte. Limited
Leonard Street Holdings, LP

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- JANE STREET GROUP, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (08/12/2026)
- Jane Street Capital, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (08/12/2026)
- Jane Street Options, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (08/12/2026)
- Jane Street Global Trading, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (08/12/2026)
- Jane Street Singapore Pte. Ltd: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (08/12/2026)
- Leonard Street Holdings, LP: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (08/12/2026)